                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                                   (Mark One)



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000



                                       OR

             [ ] transition report pursuant to section 15(d) of the

                         SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from ____ to____

                         Commission File Number 1-14379

                CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

                              CONVERGYS CORPORATION

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX


                                                                                  Page
                                                                                  ----
Report of Independent Auditors                                                     1-2

Financial Statements:

     Statements of Net Assets Available for Benefits as of

           December 31, 2000 and 1999                                               3

     Statement of Changes in Net Assets Available for

          Benefits for the Year Ended December 31, 2000                             4

     Notes to Financial Statements                                                 5-9

Schedule:

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)                10

REPORT OF INDEPENDENT AUDITORS

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Convergys Corporation Retirement and Savings Plan for the year ended December 31, 1999 were audited by other auditors whose report dated June 23, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 2000 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 27, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Convergys Corporation Employee Benefits Committee

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Convergys Corporation Retirement and Savings Plan (the "Plan") at December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Cincinnati, OH
June 23, 2000

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2000 and 1999


                                               As of December 31,
                                           2000                     1999
                                           ----                     ----
Cash                                    $  1,398,354          $   1,008,520

Investments, at fair value               389,591,516            364,581,173
                                     ----------------      -----------------

Net assets available for benefits       $390,989,870           $365,589,693
                                     ================      =================


The accompanying notes are an integral part of the financial statements.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2000




                                                                                                    Year Ended
                                                                                                  December 31, 2000
                                                                                                  -----------------
     Additions:
          Additions to net assets attributed to:
                Investment Income:
                     Net appreciation in fair value of investments                                    $4,470,841
                     Dividend and other income                                                        11,610,620
                                                                                                     -----------
                                                                                                      16,081,461
                Contributions:
                     Participant                                                                      22,207,692
                     Employer                                                                          9,871,155
                                                                                                    ------------
                                                                                                      32,078,847
                                                                                                    ------------
                           Total additions                                                            48,160,308
                                                                                                    ------------
     Deductions:
          Deductions from net assets attributed to:
                Benefits paid to participants                                                         22,392,146
                Administrative expenses                                                                  117,605
                Transfers to other Company plans                                                         250,380
                                                                                                    ------------
                           Total deductions                                                           22,760,131
                                                                                                    ------------
                           Net increase                                                               25,400,177
     Net assets available for benefits:
          Beginning of year                                                                          365,589,693
                                                                                                     -----------
          End of year                                                                               $390,989,870
                                                                                                    ============

The accompanying notes are an integral part of the financial statements.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

1.   DESCRIPTION OF PLAN

     The following description of the Convergys Corporation Retirement and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a. GENERAL: The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (CVG), Convergys Information Management Group Inc. (IMG), and Convergys Customer Management Group Inc. (CMG), each individually a "Participating Company", who have one year of service and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

     b. CONTRIBUTIONS: Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the plan (certain highly compensated employees are limited to a maximum of 6 percent contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2000, the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to the lesser of (a) 4% of the Participant's covered compensation, as defined, with respect to which salary deferral contributions were authorized or (b) 66 2/3% of the amount of the salary deferral contributions made with respect to such covered compensation. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Participating Company contribution portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


     e. PARTICIPANT LOANS: Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

     f. PAYMENT OF BENEFITS: Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve to reduce employer contributions to the Plan.

2.       SUMMARY OF ACCOUNTING POLICIES:

     a. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     b. INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                                 At December 31,
                                                                      2000                              1999
                                                            Shares           Assets            Shares            Assets
                                                            ------           ------            ------            ------
Convergys Corporation common stock,                         3,390,593       $153,637,931*       3,430,566        $105,489,900*
Broadwing Inc. common stock                                 2,561,165         58,427,853        2,858,750         105,416,412
Fidelity Dividend Growth Fund                               2,084,663         62,456,505        1,973,917          57,223,866

* non-participant directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as well as held during the year) appreciated in value by $4,470,841 as follows:

                Mutual funds                      $(7,366,019)
                Common stock                       11,836,860
                                            -------------------
                                                   $4,470,841
                                            ===================

Investments of the Fidelity Managed Income Portfolio Fund consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.36% for 2000. The average yield on the contracts was 5.86% for 2000.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

4.  NON-PARTICIPANT DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:


                                                    At December 31,                   At December 31,
                                                         2000                               1999
                                                   ------------------                 ------------------
       Net Assets:
         Convergys Common stock                      $153,637,930                       $105,489,900
                                                     ============                        ===========


                                                                                                 Year Ended
                                                                                               December 31, 2000
                                                                                               -----------------
       Changes in Net Assets:
         Participant contributions                                                               $  3,302,520
         Employer contributions                                                                     9,874,196
         Loan repayments, net                                                                         921,135
         Interest and dividends                                                                       246,111
         Net appreciation                                                                          49,951,541
         Benefits paid to participants                                                            (11,438,921)
         Administrative and other expenses                                                             (5,374)
         Transfers to other Company plans                                                             (46,253)
         Fund transfers, net                                                                       (4,656,925)
                                                                                                ---------------
             Net change                                                                          $ 48,148,030
                                                                                                ===============

5.    RELATED PARTY TRANSACTIONS:

      Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid amount to $117,605 for the year ended December 31, 2000.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

6.   DISCRIMINATION TESTS:

     Contributions to the Plan for 2000 exceeded the limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. CVG has stated that appropriate corrective action will be taken prior to December 31, 2001 to maintain the qualified status of the Plan. Because the type of corrective action has not yet been determined, no amounts have been reflected in the financial statements as contributions receivable or liabilities of the Plan.

     Contributions to the Plan in the 1999 plan year also exceeded the limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. Excess contributions were returned to affected participants in order to maintain the Plan's qualified status.

7.   TAX STATUS:

     On May 14, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   PLAN TERMINATION:

     Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2000



                                                                            Number of                          Market
Name of Issuer and title of issue                                            Shares            Cost             Value
---------------------------------                                            -------           ----             -----
Convergys Shares Fund +                                                      3,390,593      $103,153,422**  $ 153,637,930
Broadwing Inc. Shares Fund                                                   2,561,165           ***           58,427,853
Participant Self-Directed Brokerage Accounts                                                     ***            8,747,708
PIMCO Total Return Fund                                                        448,026           ***            4,654,986
Baron Asset Fund                                                               239,060           ***           13,002,463
Fidelity Growth Company Fund+                                                   25,873           ***            1,848,103
Fidelity High Income Fund+                                                       6,009           ***               56,781
Fidelity Puritan Fund +                                                        772,612           ***           14,548,292
Fidelity Equity Income Fund +                                                  312,190           ***           16,680,333
Fidelity Cash Reserve Fund +                                                     7,847           ***                7,847
Fidelity Diversified International Fund +                                      528,565           ***           11,596,712
Fidelity Managed Income Portfolio +                                         17,298,713           ***           17,298,713
Spartan U.S. Equity Index Fund +                                               380,116           ***           17,793,216
Fidelity Dividend Growth Fund +                                              2,084,663           ***           62,456,505
MS Small Company Growth Portfolio B Fund                                        80,563           ***              860,411
Fidelity Freedom Income Fund+                                                    4,204           ***               46,961
Fidelity Freedom 2000 Fund+                                                      1,824           ***               21,544
Fidelity Freedom 2010 Fund+                                                     34,974           ***              484,042
Fidelity Freedom 2020 Fund+                                                     36,155           ***              526,423
Fidelity Freedom 2030 Fund+                                                     19,689           ***              295,334

Participant Loans *                                                                              ***            7,997,713
                                                                                                                ---------
                                        GRAND TOTAL                                                         $ 390,989,870
                                                                                                              ===========


* The interest rates on these loans range from 6.0% to 10.5% at December 31, 2000.

** Cost information provided for the Convergys Shares Fund is inclusive of both participant directed and non-participant directed accounts.

*** This information is not required for participant directed accounts.

+  Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN





                                                  By: /s/ Thomas P. Mehnert
                                                      ---------------------
                                                      Thomas P. Mehnert

June 28, 2001